

October 21, 2010

Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

> **Re:** **Solar Acquisition Corp.**
> **Form 10-K/A for the year ended December 31, 2009**
> **Filed October 13, 2010**
> **File No. 1-34438**

Dear Mr. Klamka:

We have reviewed your response to our comment letter dated September 30, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2009 filed October 13, 2010

Item 9A(T). Controls and Procedures, page 11

1. We note your response to comment four from letter dated September 30, 2010. We note that you have added that management's failure to provide its internal controls report in a timely manner rendered the filing materially deficient. We are, therefore, unclear as to why you continue to conclude that your disclosure controls and procedures were effective. Please explain this matter to us in more detail or amend your filing to conclude that your disclosure controls and procedures were not effective.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief